Exhibit 99.2

RENESOLA LTD (the "Company")

(Incorporated under the laws of the British Virgin Islands with registered number 1016246)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of ReneSola Ltd (the "Company") will be held at the offices of Latham & Watkins LLP, 49/F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai, China at 6:00 a.m. (UK time) on 20 August 2010 for the purpose of considering and, if thought fit, passing the following resolutions by a simple majority of the votes cast by the Shareholders present in person or by proxy at this meeting:

1.	To receive, consider and approve the financial statements for the year ended 31 December 2009, together with the reports of the auditors thereon.

2.	To re-elect Martin Bloom as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company's Articles of Association.

3.	To authorise the Directors to re-appoint Deloitte Touche Tohmatsu as Auditors of the Company to hold office until the conclusion of the next General Meeting at which the accounts are laid.

4.	To authorise the Directors to determine the remuneration of the Auditors.

5.
That the maximum number of shares the Company is authorised to issue be increased from 250,000,000 shares of no par value to 500,000,000 shares of no par value having the rights set out in the Memorandum and Articles of Association.

6.
That the 2007 Share Incentive Plan be amended so as to increase the number of reserved shares which may be issued in accordance with the rules of the 2007 Share Incentive Plan from 7,500,000 shares of no par value to 12,500,000 shares of no par value.

The following resolution shall require approval by not less than 75 per cent. of the votes cast by the Shareholders present in person or by proxy at this meeting:

7.
That the admission of the Company's shares of no par value trading on AIM, a market operated by London Stock Exchange plc, be cancelled and that the Directors be and are hereby authorised to take all steps which are necessary and desirable in order to effect such cancellation with effect from 30 November 2010 or such later date as the Directors may determine.

27 July 2010

By order of the board	Registered office
RENESOLA LTD	Craigmuir Chambers P.O. Box 71, Road Town,
Tortola, British Virgin Islands
Registered No. 1016246

Martin Bloom
Chairman

Notes

1.
A member entitled to attend and vote at the Annual General Meeting convened by the above Notice is entitled to appoint one or more proxies to attend, speak and vote on his behalf. A proxy need not be a member of the Company.

2.
In the case of joint holders, if two or more persons hold shares of the Company jointly each of them may be present in person or by proxy at the meeting of the Shareholders and may speak as a Shareholder, if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners and if two or more are present in person or by proxy they must vote as one.

3.
To appoint a proxy you should complete the Form of Proxy enclosed with this Notice of Annual General Meeting. To be valid the Form of Proxy, together with the power of attorney or other authority (if any) under which it is signed or notarially certified or office copy of the same, must be delivered to the offices of Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU by no later than 48 hours before the time fixed for the meeting or any adjourned meeting.

4.
In the case of holders of Depositary Interests representing shares of the Company, a Form of Direction (of which a copy is enclosed) must be completed in order to appoint Capita IRG Trustees Limited, the UK Depositary, to vote on the holder's behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting. To be effective, a completed and signed form of direction (and any power of attorney or other authority under which it is signed) must be delivered by post or by hand to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU by no later than 72 hours before the time fixed for the meeting or any adjourned meeting.

5.
Depositary Interest holders must indicate how they wish their votes to be cast by placing “X” in the box provided. On receipt of a Form of Direction duly signed, you will be deemed to have authorised Capita IRG Trustees Limited to vote, or to abstain from voting, as per your instructions.

6.	Any alterations made to the Form of Direction or Form of Proxy should be initialled.

7.	In the case of a corporation the Form of Direction or Form of Proxy should be given under its Common Seal or under the hand of an officer or attorney duly authorised in writing.

8.
As a Registered Holder of American Depositary Shares representing shares of the Company as of the Record Date, you may instruct the US Depositary (The Bank of New York Mellon) to vote the underlying shares in accordance with the Deposit Agreement.

9.
Registered Holders of American Depositary Shares will receive a Depositary Receipt Voting Instruction Card for this purpose and this must be completed, signed and returned prior to 12 August 2010 at 5:00 p.m. EST. Voting Instruction Cards for registered holders may be returned to the US Depositary at:

ReneSola Ltd
P.O. Box 8016
Cary, NC 27512-9903

10.
If you hold American Depositary Shares representing shares in the Company indirectly through a financial intermediary (Bank or Brokerage Firm), you must rely on the procedures of the financial intermediary through which you hold your shares to ensure participation in the shareholders meeting.

11.
Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the relevant register of members of the Company at close of business on 18 August 2010 shall be entitled to attend and vote at the shareholders meeting or, if the meeting is adjourned, close of business on such date being not more than two days prior to the date fixed fro the adjourned meeting. Changes to entries in the register of members after close of business on 18 August 2010 shall be disregarded in determining the right of any person to attend or vote at the meeting.

ReneSola Ltd is a BVI incorporated company with a registered number of 1016246